EXHIBIT 99.16

SCHEDULE OF EXPENSES

It is estimated that the expenses of the Province of New Brunswick in connection with the issuance and sale of US$500,000,000 aggregate principal amount of the Province’s 2.500% Bonds due December 12, 2022 will be as follows:

Securities and Exchange Commission filing fee	US$	62,250
Legal fees and expenses		71,000
Fiscal agent and Registrar fees and expenses		11,500
Listing fees and expenses		3,700
Reimbursement of underwriters’ expenses		75,000
TOTAL	US$	223,450